Exhibit 10.82

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

ADMINISTRATIVE PROCEEDING

File No.

In the Matter of MBIA Inc., Respondent.	OFFER OF SETTLEMENT OF MBIA INC.

I.

MBIA Inc. (“MBIA” or “Respondent”), pursuant to Rule 240(a) of the Rules of Practice of the Securities and Exchange Commission (“Commission”) [17 C.F.R. § 201.240(a)], submits this Offer of Settlement (“Offer”) in anticipation of cease-and-desist proceedings to be instituted against it by the Commission, pursuant to Section 8A of the Securities Act of 1933 (“Securities Act”) and Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”).

II.

This Offer is submitted solely for the purpose of settling these proceedings, with the express understanding that it will not be used in any way in these or any other proceedings, unless the Offer is accepted by the Commission. If the Offer is not accepted by the Commission, the Offer is withdrawn without prejudice to Respondent and shall not become a part of the record in these or any other proceedings, except for the waiver expressed in Section V. with respect to Rule 240(c)(5) of the Commission’s Rules of Practice [17 C.F.R. § 201.240(c)(5)).

III.

On the basis of the foregoing, MBIA hereby:

A. Admits the jurisdiction of the Commission over it and over the matters set forth in the Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing a Cease-and-Desist Order Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934 (“Order”);

B. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings contained in the Order, except as to the Commission’s jurisdiction over it and the subject matter of these proceedings, which are admitted, consents to the entry of an Order by the Commission containing the following findings:1

[1]	The findings herein are made pursuant MBIA’s Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

SUMMARY

1. This proceeding arises out of a fraudulent transaction that MBIA executed to mask the true financial impact of a massive loss it suffered on its guarantee of municipal bonds. In 1998, MBIA learned that it would have to make good on its guarantee of $256 million of bonds issued by a set of hospitals owned by the Allegheny Health, Education and Research Foundation (“AHERF”), which had defaulted. The default would have resulted in the first quarterly loss in MBIA’s corporate history. To counter the potential negative market reaction, senior MBIA executives devised a scheme to obtain retroactive reinsurance that would cover the entire net present value of the anticipated loss, or about $170 million, for a nominal premium. The effect of the transaction was to offset the entire $170 million loss MBIA recorded on its income statement in the third quarter of 1998 with a roughly equivalent reinsurance recoverable, thus masking the AHERF loss and converting a quarterly loss into a gain. The transaction was a sham.

2. MBIA entered into three purported reinsurance contracts under which the reinsurers agreed to provide retroactive coverage of up to $170 million for the AHERF loss (the “excess of loss” or “reinsurance” contracts). The excess of loss contracts were written as if it was unclear whether the reinsurers would have to provide the full amount of the agreed upon coverage, and MBIA’s files were likewise papered to make this appear to be the case. This purported uncertainty about the extent of the reinsurers’ payout to MBIA was critical to the desired accounting. To the extent that the reinsurers’ payments under the excess of loss contracts were not expected to vary significantly, such payments could not be treated as reinsurance for accounting purposes, and MBIA would not be able to mask the effect of the AHERF loss on its income statement by offsetting the reinsurance recoveries against the loss. In fact, MBIA expected that the reinsurers would be called upon to pay out under the excess of loss contracts.

3. Because the reinsurers expected to pay out under the reinsurance contracts, they protected themselves against loss on the transaction by entering into separate agreements by which MBIA agreed to cede to them future business (the “quota share contracts”). The quota share contracts, which covered a significant percentage of MBIA’s portfolio, ceded to the reinsurers hundreds of millions of dollars in premiums on future business. Although the ceding contracts did not on their face constitute compensation to the reinsurers (because the reinsurers were undertaking some limited risk associated with the ceded premiums), in substance, they were compensation, because the contracts ceded so little risk associated with the amount of premium received. Indeed, in the case of one reinsurer, which had agreed to pay $70 million of MBIA’s AHERF loss, MBA ceded $101 million in net premiums (resenting $13 billion of underlying insurance risk), but then secretly agreed to re-assume all but $13 million of the risk in an oral side agreement, leaving the reinsurer with all the ceded premium and virtually no risk. With respect to the other two reinsurers, which each paid $50 million of the AHERF loss, MBIA ceded a tremendous volume of business based upon a formula that virtually assured that the reinsurers would be repaid in full for their payments under the excess of loss contracts, even taking into account the risk they would be undertaking on the ceded business.

4. In September 2004, the reinsurer with the oral side agreement sued MBIA to enforce the side agreement. The lawsuit led to an investigation by the Audit Committee of MBIA’s Board of Directors, which concluded, in March 2005, that “it appears likely that such an [oral side] agreement” existed, and resulted in MBIA’s restatement of its consolidated financial statements for the years 1998 through 2003. However, MBIA restated only the $70 million of reinsurance associated with the side agreement. It did not restate the remaining $100 million, which was improperly accounted for and which had been the subject of numerous misleading press releases and periodic filings.

5. As a result of the foregoing conduct, MBIA, directly and indirectly, has engaged, and may again engage, in violations of Sections 17(a) of the Securities Act of 1933 (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 (“Exchange Act”), and Rules 10b-5, 12b-20, 13a-1, 13a-11, 13a-13, and 13b2-1 thereunder.

RESPONDENT

6. MBIA Inc. is a Connecticut corporation headquartered in Armonk, New York. Through its principal operating subsidiary, MBIA Insurance Corporation (“MBIA Corp.”), the company is a leading financial guarantor and provider of specialized financial services. MBIA Corp. has a financial strength rating of Triple-A from Moody’s Investors Service, Standard & Poor’s Ratings Services, Fitch Ratings, and Rating and Investment Information, Inc. MBIA’s common stock trades on the New York Stock Exchange and it files periodic reports with the Commission pursuant to Section 13 of the Exchange Act.

OTHER RELEVANT ENTITIES

7. AHERF is a nonprofit operator of hospitals in Pennsylvania. In 1996, MBIA guaranteed $256 million of bonds issued by a set of AHERF-owned hospitals known as the Delaware Valley Obligated Group (“AHERF bonds”).

8. Axa Re Finance (“Axa”) is an indirect subsidiary of Axa SA, an insurance group and asset management company headquartered in Paris, France. Axa SA’s American Depository Receipts trade on the New York Stock Exchange under the symbol AXA. One of Axa SA’s primary subsidiaries is Axa Re, which focuses on the property and catastrophe reinsurance business. Axa is a wholly-owned subsidiary of Axa Re that was funned in 1997 to expand Axa Re’s presence in the financial guarantee markets.

9. Muenchener Rueckversicherungs-Gesellschaft AG (“Munich”) is a German corporation whose core businesses are reinsurance, primary insurance and asset management.

10. Zurich Reinsurance (North America), Inc. (“Zurich”), was, at the relevant time, a subsidiary of Zurich Financial Services Group, a Switzerland-based insurance and financial services company. Zurich is now known as Converium Reinsurance (North America) Inc., and is part of Converium Holding AG, an independent international multi-line reinsurer with headquarters in Switzerland.

MBIA Engaged in a Fraudulent Scheme to Mask the Effect of the AHERF On Its Earnings

11. The AHERF loss was a significant event for MBIA. Not only was it the first sizeable loss in its history, but the loss exceeded MBIA’s unallocated loss reserves by about $100 million and was the subject of intense market concern. MBIA designed the AHERF reinsurance transaction specifically to address the anticipated market reaction by masking the effect of the loss on earnings. Ultimately, MBIA achieved the desired income statement effect by entering into an excess of loss contract and one or more quota share contracts with each of three reinsurers, the key monetary terms of which are summarized below.

Counterparty	Excess of Loss Coverage	Quota Share Contract Gross Premiums

Munich	$50 million	$98 million ($28 million to be paid in fourth quarter 1998)

Axa	$50 million	$97 million ($60 million to be paid by March 31,1999)

Zurich	$70 million	$145 million ($101.5 million net)

Total:	$170 million coverage	$340 million gross ceded premium

12. The quota share contracts were carefully devised to fully compensate the reinsurers for the amounts they expected to pay under the excess of loss contracts. In addition, they were structured and documented so as to pass scrutiny by MBIA’s auditor. Specifically, certain aspects of the quota share contracts were changed or omitted and made the subject of separate, and in some instances secret, side deals.

MBIA’s Business; Writing to a “Zero-Loss” Standard

13. MBIA, primarily through its subsidiary MBIA Corp., is and was at all relevant times, engaged in providing financial guarantee insurance for municipal and other government bonds and for structured finance obligations. Financial guarantee insurance provides an unconditional and irrevocable guarantee of payment, when due, of the principal and interest or other amounts owing on insured obligations. The value of MBIA’s guarantee is dependent on its credit rating, which historically has been Triple-A. That Triple-A rating in turn is dependent on MBIA’s financial condition and its ability to control its losses.

14. Because MBIA underwrites to a “zero loss” standard, the chance of a loss on account of a default on the issues it guarantees is, by design, typically small. According to MBIA, “[every transaction [the company] look[s] at is structured to a no-loss standard to avoid losses even under the worst probable case scenario.” Therefore, although a loss, even a significant one, was possible, the company operated using a business model that assumed there would be no such losses, and at the relevant time, its history demonstrated that such losses were rare.

The AHERF Loss and Its Effect on MBIA’s Stock Price

15. In 1996, the AHERF bonds were issued, with MBIA’s guarantee. The AHERF bonds were not general obligation bonds backed by tax revenues. By the spring of 1998, it was apparent that AHERF was in financial distress and that MBIA would have to make good on its guarantee. As a result, the investment community was concerned about the possible negative impact on MBIA resulting from its AHERF exposure. This concern was exerting downward pressure on MBIA’s stock price, which fell from a high of $77.94 in April 1998 to a low of $67.62 on June 15, 1998.

16. On July 21,1998, AHERF filed for bankruptcy protection, and MBIA issued a press release stating that the AHERF bankruptcy would have no impact on its earnings because “the company’s unallocated loss reserve [of approximately $75 million] will be sufficient to meet anticipated losses.” The market remained concerned, and MBIA’s stock price continued to fall. On September 2, 1998, AHERF announced that its 1997 financial statements would be restated and should not be relied upon. By September 10, 1998, the price of MBIA’s stock had fallen to $46.30.

17. It was in this context that senior MBIA executives negotiated and executed the excess of loss and quota share contracts, for the purpose of masking the effects of the AHERF loss on MBIA’s earnings and thus allaying the market’s concern. The contracts were negotiated, structured, and documented by MBIA’s then-chief executive officer and chairman of the board (“CEO”) and its then-chief financial officer and later special assistant to the chairman (“CFO”).

18. MBIA first announced a reinsurance solution during an investor call on September 11, 1998, and the news had an immediate positive impact on MBIA’s stock price. By the close of business on September 11, the price had climbed to $52.09 from $46.30 the day before. Ultimately, in a September 29, 1998 press release, MBIA announced that it had obtained $170 million in reinsurance for its anticipated AHERF loss and that as part of the reinsurance agreements it had “entered into strategic business relationships with highly rated reinsurers to provide them with future business.” MBIA did not identify the reinsurers or provide details of the “strategic business relationships.” After the issuance of this press release, and through the filing of MBIA’s third quarter earnings release and Form 10-Q in mid-November, MBIA’s stock price recovered so that by year end it was trading in the mid-60s.

19. The July press release and the September conference call and press release were deliberately or recklessly misleading. When the July release was issued, MBIA’s own internal analysis was that the AHERF loss would likely exceed its unallocated loss reserves. When MBIA announced in the September conference call and the September press release that the loss would be covered by reinsurance, it knew that the excess of loss contracts were not agreements subject to reinsurance accounting but were in substance loans, and that the “strategic business relationships” were mechanisms designed to fully compensate the reinsurers for the amounts they had paid under the excess of loss contracts.

The Terms of the AHERF “Reinsurance” Arrangement and the Applicable Accounting Principles

20. The essence of the reinsurance arrangement was that Munich, Axa and Zurich each agreed to “reinsure” a portion of the AHERF loss retroactively, i.e., to pay MBIA for a loss that it had already incurred, in return for premiums on future MBIA business. The reinsurance arrangements took the form of excess of loss contracts, which were organized into three layers, with Munich bearing responsibility for the first $50 million of the AHERF loss, Axa responsible for a second $50 million layer, and Zurich responsible for a third $70 million layer. (In an excess of loss reinsurance contract, a reinsurer pays its insured when the insured’s loss is in “excess” of a set amount). In return, MBIA agreed to pay the three insurers a nominal premium for the excess of loss contracts, and agreed to provide the reinsurers with, or “cede,” future business, with total gross premiums of $340 million, under quota share contracts. (In a typical quota share contract, the reinsurer takes on a percentage of risk for a percentage of the premium, minus the expenses of the company providing, or “ceding,” the risk and associated premiums.)

21. To achieve the desired accounting treatment, which would permit MBIA to offset the $170 million AHERF loss with the $170 million reinsurance gain in the third quarter, MBIA knew that the excess of loss contracts had to transfer insurance risk on the date they were agreed upon. The applicable GAAP is Statement of Financial Accounting Standards Number 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“FAS 113”). Paragraph 9 of FAS 113 sets out the requirements for transferring insurance risk:

a.	The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts[; and]

b.	It is reasonably possible that the reinsurer may realize a significant loss from the transaction.

A reinsurer shall not be considered to have assumed significant insurance risk under the reinsured contracts if the probability of a significant variation in either the amount or timing of payments is remote.

22. In addition, even if there had been sufficient variability as to the timing and amount of payments under the excess of loss contracts, to qualify for reinsurance accounting MBIA knew that it also had to be “reasonably possible that the reinsurer[s] [might] realize a significant loss on the transaction.” To make that determination, the reinsurers exposure and compensation on all the applicable agreements had to be considered. FAS 113, according to FASB Staff Implementation Guide on FAS 113, requires that:

[F]eatures of the contract or other contracts or agreements that directly or indirectly compensate the reinsurer or related reinsurers for losses be considered in evaluating whether a particular contract transfers risk. Therefore, if agreements with the reinsurer or related reinsurers, in the aggregate, do not transfer risk, the individual contracts that make up those agreements also would not be considered to transfer risk, regardless of how they are structured. (See ETTF Topic No. D-34, question 13)

If, as was the case, it was not reasonably possible that the reinsurers would realize a significant loss on the arrangement, the payments under the excess of loss contracts could not be treated as reinsurance but rather would have to be accounted for as deposits.

23. In fact, the AHERF reinsurance arrangement failed the FAS 113 test because MBIA knew that its estimate of the loss was at least the amount of the reinsurance coverage, and each reinsurer expected to pay the full amount of its commitment. That fact alone meant that the arrangement could not be treated as reinsurance, even when combined with the quota share contracts. And because the quota share contracts were designed to compensate the reinsurers for their payments under the excess of loss contracts, it was not reasonably possible that the reinsurers would realize a significant loss on the excess of loss contracts.

MBIA’s Misleading Announcements About the Impact of AHERF

24. On July 20, 1998, just one day before AHERF filed for bankruptcy protection, MBIA’s surveillance department, which was responsible for preparing loss estimates for senior management, prepared a memorandum advising MBIA’s president on reserving alternatives and press strategy regarding AHERF. The memo stated:

We think $95-100MM – half way between the (highly unlikely) best case [of $57 million] and the much more likely worst stress case [of $136 million] is an appropriate starting point. We would expect that it is more likely than not we would have to ratchet the loss estimate up over the estimated two years it will take for the bankruptcy case to play out. On the other hand, the presence of four current bidders may give us a better outcome than currently expected. Accordingly, choosing a half-way number seems like a reasonable course at this point.

25. The president and the CEO rejected the surveillance department’s recommendation for a $95-$100 million reserve. They did so because the figure exceeded MBIA’s unallocated loss reserves, a fact that they did not want to disclose to the market. If MBIA announced its actual estimate of the loss, it would have had to disclose in its Form 10-Q for the second quarter, which was being prepared at the time, that the company expected its loss on AHERF to exceed its unallocated loss reserve.

26. On July 21, MBIA issued a press release, approved by the president and the CEO, which stated that MBIA expected that its unallocated loss reserve (then approximately $75 million) would “be sufficient to meet anticipated losses from the bankruptcy filing,” without any explanation of that conclusion. As a result, according to the release, “the company [did] not expect losses from this insured credit to affect its earnings.”

27. The July 21 press release was false because it implied that MBIA’s exposure on AHERF was less than $75 million, when in fact the company’s own surveillance department was anticipating a loss perhaps as much as $136 million, and was recommending a reserve amount of $95-100 million, fax in excess of $75 million.

28. On August 4, 1998, MBIA issued its second quarter earnings release. In the release, the CEO was quoted as saying that the company’s unallocated loss reserves “will be adequate to handle the AHERF loss.” This statement was restated essentially verbatim in MBIA’s Form 10-Q for the quarter ended June 30, 1998, filed on August 14, 1998, in a note on subsequent events meriting mention. This statement was also incorporated in a prospectus MBIA filed on September 28, 1998 in connection with a $150 million debenture offering, and in a later filing. The CEO had no reasonable basis to make such a statement because MBIA had no estimate of loss other than the surveillance department’s suggested reserve of $95-100 million.

29. On September 1, the day before MBIA entered into the excess of loss contracts with Munich and Axe, MBIA senior executives received a briefing on the status of AHERF from the surveillance department. At that briefing, they were told that “[alt expected Ch. 11 auction sales ranges of $500-650 [million], MBIA will suffer a [net present value] loss of $100-150 [million] on [its AHERF bond] exposure of $256 million net.” Thus, by the eve of September 2, 1998, the earliest date by which MBIA claims to have reached agreements in principle to the purported reinsurance agreements with Munich and Axa, MBIA’s loss estimates had climbed to approximately $100-150 million.

30. On September 11, 1998, MBIA held a conference call for the stated purpose of addressing “the sharp and precipitous decline in MBIA’s stock price over the last two weeks.” That call, which had over 250 participants from major investment banks and institutional investors, specifically addressed, among other things, the AHERF situation. On the call, the president and the CEO made several statements about reinsurance the company was in the process of arranging to cover its AHERF exposure, including the following:

•	“we have been making arrangements, not yet finalized, in the reinsurance marketplace which at very little cost has the effect of more than doubling the general loss reserve.”

•	although the AHERF situation was “fluid,” MBIA “continue[s] to believe that after the arrangements we are making as to reinsurance . . . , the unallocated reserve that we have at present will cover any losses that will be incurred by MBIA as a result of [AHERF.]”

•	MBIA “did not believe there would be any earnings impact from [AHERF.]”

31. The statements in paragraph 30 were false because MBIA knew that the excess of loss contracts were not agreements subject to reinsurance accounting but were in substance loans.

32. The statements by MBIA’s senior executives had the desired effect on the market. MBIA’s stock price rose 12.4% over the previous day’s close of $46.30 to $52.03, and remained in the $50s through the end of September.

The Negotiations with the Reinsurers

33. The quota share contracts ultimately reached with the reinsurers took advantage of the unusually low-risk, high-return nature of the financial guarantee business. MBIA’s business model, based on a “zero loss” underwriting standard, was exceedingly profitable. Historically, most of MBIA’s insureds, such as municipalities, other government entities and private issuers of structured finance obligations, were able to make all principal and interest payments from reliable sources of revenue, such as general tax revenues and private consumer receipts. Moreover, unlike traditional insurance, the entire amount of the premium on most municipal and other government entity guarantee insurance is paid up front, when the policy is written. Thus, in ceding business to the reinsurers, MBIA was in reality ceding an expected profit stream on a low-risk business.

34. Moreover, to make certain that the reinsurers would be reimbursed through the quota share contracts, MBIA agreed to modify its usual ceding commission, which is the amount the ceding insurer (MBIA) typically charges a reinsurer for ceding business. The “ceding commission” is typically a fixed percentage of the gross premium ceded. MBIA’s standard ceding commission was 32.5%; that is, MBIA usually retained 32.5% of the gross premiums it ceded to its reinsurers. But in the quota share contracts with Munich and Axa, MBIA used a sliding scale commission. For both Munich and Axa, MBIA agreed to lower its standard ceding commission from 32.5% to 17.5%, depending on the amount of losses the companies incurred on the risks they assumed. The sliding scale commission was a mechanism to help protect the profit that the reinsurers expected from the quota share contracts.

35. MBIA’s auditor reviewed the Munich and Axa quota share contracts to determine whether it was “reasonably possible that the reinsurer [might] realize a significant loss from the transaction,” when the excess of loss contract was combined with the quota share contract. The auditor advised MBIA senior executives that its quota share contracts with Munich and Axa as initially proposed did not pass the FAS 113 test. As a result, the agreements were changed and certain aspects were made the subject of separate agreements.

The Negotiations with Munich

36. The negotiations with Munich began in late July, 1998. From the beginning, Munich assumed that it would be paying the full $50 million on the excess of loss contract. As a result, the negotiations focused on the quota share contracts and making certain that Munich would be fully reimbursed. Under the initial quota share proposal, MBIA was to cede $98 million in premiums to Munich with a sliding scale commission. MBIA also agreed that the premiums would be ceded on a facultative basis – that is, that Munich could choose from among the business MBIA sought to cede to it, unlike a typical quota share contract in which the contract identifies the types of risk the reinsurer has agreed to accept and the insurer has agreed to cede, but does not allow the reinsurer to reject any risk of the type agreed upon. By having the right to select only the risks it wanted, Munich minimized its risk even further.

37. MBIA’s auditor rejected the initial proposal because “the way it is currently structured there is no reasonable chance that [Munich] would lose money.” The auditor indicated that in order to pass the risk transfer requirements, the premium ceded under the quota share contract with a sliding scale could not be more than $70 million.

38. Because they knew that $70 million would not be sufficient compensation for Munich, the MBIA senior executives proposed that MBIA and Munich enter into two agreements, the first for $70 million, which the auditor had indicated would pass the FAS 113 test, and a second that ceded $28 million in additional premiums. This second quota share agreement did not have a sliding scale, but provided that all premiums would be paid before the end of 1998. With that feature, the two contracts effectively achieved the objective of providing adequate compensation to Munich. And under the analysis MBIA’s auditor employed, there was virtually no chance that Munich would lose money on the deal.

The Negotiations with Axa

39. MBIA also began to negotiate the quota share contract with Axa in July. By the end of August, Axa expected that it would have to pay at least $30 million of its excess of loss contract. Axa also knew, however, that there was a substantial chance that it may need to pay the full $50 million due under the excess of loss contract.

40. To ensure that Axa would be fully compensated in either event, MBIA and Axa agreed that MBIA would cede $60 million in premiums with a sliding scale commission under the excess of loss contract. Of this $60 million, $23 million was to be ceded by March 30, 1999. In addition, senior MBIA and Axa executives proposed what they referred to as a “gentlemen’s agreement,” which initially had a “springing quota share” feature, as well as a sliding scale commission. Under the “gentlemen’s agreement,” MBIA agreed to cede an additional $37 million in premiums if Axa had to pay more than $30 million on the excess of loss contract

41. The MBIA and Axa senior executives had planned not to memorialize this “gentlemen’s agreement.” However, MBIA’s auditor learned about the “gentlemen’s agreement,” and initially said that the arrangement could be part of the written contract. But after reviewing a draft of the quota share agreement with the “springing” provision included, it said that such a provision could not be part of the written contract

42. Axa and MBIA therefore entered into a quota share contract for $60 million. On that basis, MBIA’s auditor approved reinsurance accounting for the reinsurance arrangement with Axa.

43. MBIA and Axa also entered into the “gentlemen’s agreement” that the auditor had rejected. This oral side agreement provided Axa with an additional $37 million in premiums, also with a sliding scale commission. By the time the agreement was memorialized in December 1998, the “springing” feature was dropped, because it was known that Axa would have to pay the full $50 million under the excess of loss contract. It was also agreed that the entire $37 million was to be ceded by the end of the month. Consequently, of the $97 million in total premiums ceded to Axa, $60 million was to be ceded by March 30, 1999.

The Announcement of the Reinsurance Solution and Its Impact on Earnings

44. On September 29, 1998, the bankruptcy court conducted an auction of AHERF’s assets. The auction resulted in gross proceeds of $345 million. From this amount, MBIA later claimed that it was able to estimate a $170 million net loss on AHERF. Also on September 29, MBIA issued a press release entitled “MBIA Announces Exposure to Bankrupt Pennsylvania Hospital, Group to be Covered by Reinsurance Agreements; Expects no Impact on Earnings.” In the press release, MBIA announced that it had “obtained $170 million of reinsurance that it expects will cover anticipated losses arising from [AHERF].”

45. The September 29 release was false. On September 2, the earliest date by which MBIA claims to have reached agreements in principle with Munich and Axa for excess of loss coverage on the first $100 million of its AHERF exposure, MBIA and the reinsurers knew that the best estimate of MBIA’s loss was at least $95 to $100 million. Because there was no uncertainty as to the amount the reinsurers would pay, the excess of loss contracts did not transfer any risk under FAS 113. Moreover, the reinsurers expected to be fully compensated for their payouts, which also precluded reinsurance accounting under FAS 113.

The Trouble with Zurich and the Secret Side Agreement

46. After MBIA issued the September 29 press release, the purported deal between MBIA and Zurich collapsed as a result of issues raised by MBIA’s auditor. This ultimately led to significant changes in the written contracts, and to the secret side agreement between Axa and MBIA relating to Zurich.

47. The negotiations with Zurich began in August. By September 28, Zurich and MBIA had exchanged a draft that provided both excess of loss coverage on AHERF and a quota share feature. The most prominent feature of the initial draft was that the agreement limited Zurich’s exposure by capping its losses on the quota share contract.

48. By mid–to–late October, MBIA’s auditor advised that for the company to obtain the desired accounting treatment, the caps on Zurich’s losses on the quota share had to be removed. However, MBIA senior executives knew that Zurich would not accept more risk.

49. Thus, by that time, there was no Zurich deal, However, in its September 29 press release, MBIA had already told the market that it had three reinsurers lined up to reimburse it for losses relating to AHERF. Accordingly, the CFO, with the CEO’s knowledge and approval, set about salvaging the Zurich layer of the excess of loss by arranging for another reinsurer to assume the bulk of Zurich’s risk on the quota share.

50. As it happened, the unraveling of the Zurich deal coincided with a planned gathering for MBIA and Axa senior executives at a resort in Portugal, which occurred from October 26 through 28. The CEO and CFO attended for MBIA, and Axa’s CEO and Chief Operating Officer attended along with its chairman, who was also the chairman and CEO of Axa’s parent company.

51. In Portugal, the CFO approached Axa about assuming Zurich’s risk under the quota share contract for a nominal premium. Axa said it would only do so if another reinsurer could be found to relieve it of that risk as it built on Axa’s books, because even if the chance of paying out on those risks was low, Axa would be required to post reserves against the potential risk. During or shortly after the Portugal trip, the CFO and CEO assured Axa that MBIA would relieve Axa of the risk it had agreed to take on from Zurich. This side agreement was not reduced to writing and was not disclosed to MBIA’s auditor.

52. In addition to the side agreement, Axa’s agreement to take on Zurich’s risk under the quota share contract resulted in three additional agreements because Zurich’s payment under the excess of loss contract was to be funded by Interpolis Reinsurance Services, Ltd., a Dutch reinsurer. In exchange, Zurich gave to Interpolis the bulk of premiums it received from MBIA under the quota share contract, and Interpolis agreed to take on Zurich’s risk from $13 million to $163 million. Axa took on this entire risk from Interpolis, through two separate agreements, one covering the risk from $13 million to $88 million, and the second covering the risk from $88 million to $163 million. In addition, Axa entered into a contract with Zurich under which it assumed Zurich’s risk above $163 million. In return, Axa received $1 million in premium for each agreement, for a total of $3 million. In other words, Zurich and Interpolis retained $99 million in net premiums and retained only $13 million of the risk associated with those premiums, in exchange for the $70 million they provided MBIA to cover for the AHERF loss. Axa, on the other hand, assumed all the risk above $13 million for only $3 million in premium.

53. In short, the Zurich reinsurance arrangement involved limited transfer of risk to Zurich. Under the secret side agreement with MBIA, the risk under the quota share contract was transferred back to MBA, except for $13 million that was more than covered in full by the premiums that Zurich and Interpolis retained. In addition, by the time the deal was reached, there was no uncertainty or variability as to Zurich’s payment under the excess of loss contract, because it was known by then that Zurich would have to pay the fill amount of its commitment.

MBIA Created a Paper Trail to Justify Reinsurance Accounting

54. In order to obtain the auditor’s approval for the desired accounting treatment, MBIA senior executives created a paper trail to justify the reinsurance accounting. This paper trail included several affirmative misrepresentations about the agreements, including but not limited to the following:

(a)	First, MBIA represented that its estimate of its AHERF loss on the date on which it reached the reinsurance arrangements with Munich, Axa, and Zurich was less than the amount of excess of loss coverage agreed upon. Specifically, MBIA represented its estimate of loss at the time the reinsurance agreements were reached was $0-$117 million. This representation was false. By September 2, 1998, the earliest date by which MBIA claims the Munich and Axa agreements were purportedly in place, MBIA’s surveillance department had estimated a loss of at least $95-100 million, and possibly as high as $150 million. The representation was also false with regard to Zurich because the deal that was in place in September was not the deal MBIA and Zurich ultimately entered into in October. By the time that deal was entered into, the AHERF loss was known to be at least $170 million.

(b)	Second, the CEO and the CFO provided a letter for the auditor’s files representing that MBIA had “an agreement in principal [sic]” with Zurich, and that “[t]he principal terms were agreed to on September 22nd with the understanding that certain refinements needed to be made to comply with standard reinsurance and accounting practices.” The CEO and CFO each knew when they signed the representation letter that the agreement ultimately reached with Zurich was fundamentally different than the one that was contemplated in September, and they knew that the auditor was unaware of the side agreement in which MBIA effectively agreed to take back all but $13 million of the risk it had ceded to Zurich under the quota share agreement.

MBIA’s Misleading Statements

55. MBIA recorded the $170 million Munich, Axa, and Zurich agreed to pay under the excess of loss contracts as a receivable in the third quarter of 1998, and its consolidated financial statements for the third quarter of 1998 and for the 1998 fiscal year included the entire amount as income.

56. In its November 3, 1998 earnings release, the company stated: “MBIA expects that any anticipated losses arising from [its AHERF exposure] will be fully covered by reinsurance. As a result, the company’s third quarter earnings have not been affected by the bankruptcy.” The release was filed on Form 8-K on November 4.

57. In its Form 10-Q for the quarter ended September 30, 1998, which was filed on November 16, 1998, MBIA stated that it had recorded “$198 million of reinsurance recoverables” for the AHERF loss, which included the $170 million receivable from Munich, Axa, and Zurich.

58. The recoverable under the purported reinsurance contracts, net of the nominal premium on those contracts, thus offset virtually the entire reported AHERF loss, which was recorded as an expense for the quarter. As a result, MBIA reported net income of approximately $100 million for the third quarter and $432 million for the year ended December 31, 1998, and diluted earnings per share of $1.08 and $432 for the respective periods.

59. MBIA’s financial statements and the above-quoted representations in its releases and filings were false and misleading because it was improper to recognize the $170 million as income and because MBIA did not disclose material facts that would have given the true picture of the transaction.

60. MBIA made these representations despite the fact that the CEO and CFO knew, or recklessly disregarded, that reinsurance accounting for the AHERF reinsurance arrangement was improper because there was no risk transfer under the excess of loss agreements and the reinsurers expected to be fully compensated for their payments under the excess of loss contracts by the quota share arrangements.

61. The AHERF reinsurance arrangement had a material and substantial impact on MBIA’s reported earnings. Had the transaction been accounted for properly, as a financing, the $170 million receivable under the excess of loss contracts would not have been reported as income in 1998. The income statement effect was substantial: it would have resulted in at least $100 million less pre-tax income for the full year 1998 and, in the third quarter, would have resulted in MBIA’s first quarterly loss. As a result of its fraudulent accounting for the recovery under the excess of loss contracts, MBIA was able to report that it “continu[ed] [its] unbroken streak of double-digit increases since [it] became a public company in 1987,” as the company touted in its Annual Report for 1998.

MBIA Continued to Misrepresent Its Results for 1998

62. MBIA’s misleading financial results for the 1998 third-quarter and fiscal year were republished in subsequent filings made in 1999, 2000, and 2001 and continued to create the false impression that the company had an uninterrupted succession of profitable quarters. Those filings continued to conceal the true facts about the purported reinsurance recovery on AHERF, including the side agreement between MBIA and Axa.

63. It was not until March 2005, after Axa filed suit in France, that MBIA publicly acknowledged the side agreement and the effect of it on its reported results for 1998. In March 2005, MBIA restated its consolidated financial statements for the calendar years 1998 through 2003 in light of the conclusion reached in the course of the internal investigation that the existence of a side agreement “appear[s] likely.” The effect on the company’s consolidated income statement for the third quarter of 1998 and fiscal year 1998 was to reverse the $70 million gain attributable to the reinsurance receivable under the excess of loss contract with Zurich, which originally had offset part of the $170 million AHERF loss. MBIA also reversed the expense for the $102 million in net premiums it had ceded to Zurich, which it then recognized as income over a six-year period beginning in 1999. In addition, the company eliminated the $70 million receivable from Zurich originally reflected on its September 30,1998 balance sheet.

64. The company did not restate its accounting for the other $100 million of reinsurance, which was improper.

VIOLATIONS

65. As a result of the conduct described above, MBIA violated Section 17(a) of the Securities Act, which prohibits fraudulent conduct in the offer or sale of securities. MBIA made material misstatements and omitted material facts concerning the AHERF transaction in connection with its September 1998 debenture offering.

66. As a result of the conduct described above, MBIA violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, which prohibit fraudulent conduct in connection with the purchase or sale of securities. MBIA improperly recognized the $170 million it received under the excess of loss contracts as income and did not disclose material facts concerning the AHERF transaction in its periodic filings that would have given the true picture of the transaction.

67. As a result of the conduct described above, MBIA violated Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, 13a-13 and 12b-20 thereunder, which require issuers to file true, accurate, and complete periodic reports with the Commission. Because of its misstatements and omissions of material facts concerning the AHERF transaction, MBIA filed false periodic reports and earnings releases with the Commission.

68. As a result of the conduct described above, MBIA violated Section 13(b)(2)(A) of the Exchange Act, which requires reporting companies to make and keep books, records, and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions of their assets. Because MBIA improperly recorded the excess of loss and quota share contracts, its books, records and accounts did not, in reasonable detail, accurately and fairly reflect its transactions and dispositions of assets.

69. As a result of the conduct described above, MBIA violated Section 13(b)(2)(B) of the Exchange Act and Rule 13b2-1 thereunder, which require all reporting companies to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and prohibit them from, directly or indirectly, falsifying or causing to be falsified, any book, record, or account MBIA’s internal controls were not sufficient to prevent numerous false accounting entries related to the AHERF reinsurance agreements to be recorded that were not in accordance with generally accepted accounting principles.

UNDERTAKINGS MBIA

MBIA undertakes to:

70. Cooperate fully with the Commission in any and all respects relating to or arising from the matters described in the Offer. In connection with such cooperation, MBIA undertakes to:

(a) produce, without service of a notice or subpoena, any and all documents and other information requested by the Commission’s staff (“Staff”);

(b) be interviewed by the Staff at such times as the Staff reasonably may direct;

(c) upon the request of the Staff; waive any applicable privilege with respect to MBIA’s internal investigation concerning the matters addressed in this Order;

(d) appear and testify truthfully and completely without service of a notice or subpoena as may be requested by the Staff;

71. Independent Consultant. In accordance with the procedure specified in subparagraph 71(k) below, retain, pay for, and enter into an agreement with an independent consultant, not unacceptable to the Staff (“Independent Consultant”), to conduct a comprehensive review of the areas specified in subparagraphs (a) and (b) below, and to make recommendations to MBIA’s Board of Directors, after consultation with the Staff, regarding best practices in these areas. The agreement with the Independent Consultant shall contain the following provisions:

(a) The Independent Consultant shall review:

(i)	MBIA’s accounting for, and disclosures concerning, its investment in Capital Asset Holdings GP, Inc., and

(ii)	MBIA’s accounting for, and disclosures concerning, its exposure on notes issued by the US Airways 1998-1 Repackaging Trust.

(b) The Independent Consultant shall also review the design of the review conducted on behalf of the Audit Committee of MBIA’s Board of Directors by Promontory Financial Group LLC, of MBIA’s compliance organization and monitoring systems, internal audit functions, governance process and other controls including risk management, and records management policies and procedures (“Audit Committee Review”), and the implementation of any recommendations by Promontory.

(c) The Independent Consultant shall issue a report to the Staff and MBIA’s Board of Directors within six months of appointment, setting forth:

(i)	with respect to the items identified at subparagraph 71(a) above, his or her findings on whether MBIA acted in a manner consistent with generally accepted accounting principles (“GAAP”) and the federal securities laws. With respect to any matter as to which he or she concludes that MBIA acted in a manner inconsistent with GAAP or the federal securities laws, he or she shall propose a plan of review designed to evaluate similar transactions or occurrences, if any, and provide reasonable assurance that all similar conduct inconsistent with GAAP or the federal securities laws has been identified and corrected; and

(ii)	with respect to the matters identified at subparagraph 71(b) above, his or her findings concerning whether the Audit Committee’s Review was reasonably designed and implemented and, if not, any recommendations for further review to determine what policies and procedures should be implemented to achieve best practices.

The Report shall also include a description of the review performed, the conclusions reached, the Independent Consultant’s recommendations for any changes in or improvements to MBIA’s policies and procedures necessary to conform to best practices and a procedure for implementing the recommended changes in or improvements to MBIA’s policies and procedures.

Terms of Independent Consultant’s Retention

(d) In addition to the report identified above, the Independent Consultant shall provide the Staff and the Board of Directors with such documents or other information concerning the areas identified in subparagraphs 71(a) and (b), above, as any of them may request during the pendency or at the conclusion of the review.

(e) The Independent Consultant shall have reasonable access to all of MBIA’s books and records, and the ability to meet privately with MBIA personnel. MBIA may not assert the attorney-client privilege, the protection of the work-product doctrine, or any privilege as a ground for not providing the Independent Consultant with contemporaneous documents or other information related to the matters that are the subject of the review. MBIA shall cooperate with the Independent Consultant, by, among other things, making available to the Independent Consultant the results of the investigation of Capital Asset conducted in 1999 by outside counsel at the direction of the Audit Committee of MBIA’s Board of Directors. The Independent Consultant may consider and use the results of such prior investigation to the extent he or she deems appropriate in the course of conducting his or her own review. MBIA shall instruct and otherwise encourage its officers, directors, and employees to cooperate fully with the review conducted by the Independent Consultant, and inform its officers, directors, and employees that failure to cooperate with the review will be grounds for dismissal, other disciplinary actions, or other appropriate actions.

(f) The Independent Consultant shall have the right, as reasonable and necessary in his or her judgment, to retain, at MBIA’s expense, attorneys, accountants, and other persons or films, other than officers, directors, or employees of MBIA, to assist in the discharge of his or her obligations under these Undertakings. MBIA shall pay all reasonable fees and expenses of any persons or firms retained by the Independent Consultant.

(g) The Independent Consultant shall make and keep notes of interviews conducted, and keep a copy of documents gathered, in connection with the performance of his or her responsibilities, and require all persons and firms retained to assist the Independent Consultant to do so as well.

(h) As to the Commission and its Staff, the Independent Consultant’s relationship with MBIA shall not be treated as one between an attorney and client. The Independent Consultant will not assert the attorney-client privilege, the protection of the work-product doctrine, or any privilege as a ground for not providing any information obtained in the review sought by the Staff.

(i) If the Independent Consultant determines that he or she has a conflict with respect to a one or more of the areas described in paragraph 71 or otherwise, the responsibilities with respect to that subject shall be delegated to a person selected pursuant to the procedures set forth in subparagraph 71(k) below.

(j) For the period of engagement and for a period of two years from completion of the engagement, the Independent Consultant shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with MBIA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such; and shall require that any firm with which the Independent Consultant is affiliated or of which the Independent Consultant is a member, and any person engaged to assist the Independent Consultant in performance of the Independent Consultant’s duties under this Order not, without prior written consent of the Staff, enter into any employment, consultant, attorney-client, auditing or other professional relationship with MBIA, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement. For the purposes of this section, representation of a person or firm insured by MBIA shall not be deemed a professional relationship with MBIA.

MBIA Obligations Relating to the Independent Consultant

(k) Within twenty days of the date of entry of this Order, MBIA will submit to the Staff a proposal setting forth the identity, qualifications, and proposed terms of retention of the Independent Consultant. The Independent Consultant’s compensation and expenses shall be borne exclusively by MBIA, and shall not be deducted from any amount due under the provisions of this Order. After consultation and coordination with the New York Attorney’s Office and the New York Insurance Department, the Staff, within thirty days of such notice, will either (a) approve MBIA’s choice of Independent Consultant and proposed terms of retention or (b) require MBIA to propose an alternative Independent Consultant and/or revised proposed terms of retention within fifteen days. This process will continue, as necessary, until MBIA has selected an Independent Consultant on retention terms that are not unacceptable to the Staff (and the New York Attorney’s Office and the New York Insurance Department).

(l) MBIA shall adopt all recommendations contained in the report of the Independent Consultant referred to in subparagraph 71(c), above; provided, however, that within fifteen days of receipt of the report, MBIA shall in writing advise the Independent Consultant and the Staff of any recommendations that it considers to be unnecessary or inappropriate. With respect to any recommendation that MBIA considers unnecessary or inappropriate, MBIA need not adopt that recommendation at that time but shall propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose.

(m) As to any recommendation with which MBIA and the Independent Consultant do not agree, such parties shall attempt in good faith to reach an agreement within thirty days of the issuance of the Independent Consultant’s report referred to in subparagraph 71(c), above. In the event MBIA and the Independent Consultant are unable to agree on an alternative proposal, MBIA will abide by the determinations of the Independent Consultant.

(n) MBIA, including the board of directors and committees of the board of directors of MBIA, shall not assert the attorney-client privilege, the protection of the work-product doctrine, or any privilege as a ground for not providing any documents, information, or testimony requested by the Staff related to the review conducted by the Independent Consultant.

(o) MBIA shall retain the Independent Consultant for a period of nine months from the date of appointment. The Staff or MBIA may in either’s discretion extend the Independent Consultant’s term of appointment.

(p) Within ninety days of the receipt of the report referred to in subparagraph (c), MBIA shall certify to the Staff that all procedures recommended in the Independent Consultant’s report, and any additional or alternative procedures agreed upon as a result of the procedure set out in subparagraphs 71(l) and (m), have been implemented, or will be implemented on a schedule agreed to by the Independent Consultant, and set out in the certification.

(q) With respect to any procedures to be implemented on a schedule agreed to by the Independent Consultant but not yet implemented by the date of the certification required pursuant to subparagraph 7l (p), MBIA shall certify to the Staff within ten days after the end of the schedule agreed to by the Independent Consultant that all such procedures have been implemented.

Accountants’ Report

(r) MBIA shall engage certified public accountants, which may be MBIA’s usual public accounting firm, to: (a) review whether MBIA acted in a manner consistent with GAAP and the federal securities laws in its accounting for, and disclosures concerning: (i) advisory fees, and (ii) the assets within Triple A One Funding, LLC, Polaris Funding Company LLC, and Meridian Funding Company, LLC; and (b) provide a written report of its review and conclusions to the Staff within sixty days of the entry of this Order (“Accountants’ Report”).

Miscellaneous Provisions

(s) MBIA shall, at the Staff’s discretion, (a) expand the scope of the Independent Consultant’s engagement to include (i) the review of similar transactions or occurrences referred to at subparagraph 71(c)(i) above, or (ii) following the Staff’s review of the Accountants’ Report, MBIA’s accounting for, and disclosures concerning: advisory fees, or the assets within Triple A One Funding, LLC, Polaris Funding Company LLC, and Meridian Funding Company, LLC.; and (b) extend any of the deadlines set out in this paragraph 71.

72. Pay the expenses, if any, for the distribution of any Fair Fund established pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002 in the related civil action captioned Securities and Exchange Commission v. MBIA Inc., 06 Civ.              (S.D.N.Y.).

73. Restate its financial statements in a manner not inconsistent with this Offer.

74. In determining whether to accept the Offer, the Commission has considered the above undertakings.

IV.

On the basis of the foregoing, MBIA hereby consents to the entry of an Order by the Commission that:

A. MBIA cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Sections 10(b), 13(a),13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-11, 13a-13, and 13b2-1 thereunder.

B. MBIA shall comply with the undertakings enumerated in Paragraphs 71 and 72 above.

V.

By submitting this Offer, MBIA hereby acknowledges its waiver of those rights specified in Rules 240(c)(4) and (5) [17 C.F.R. §201.240(c)(4) and (5)] of the Commission’s Rules of Practice. MBIA also hereby waives service of the Order.

VI.

MBIA understands and agrees to comply with the Commission’s policy “not to permit a defendant or respondent to consent to a judgment or order that imposes a sanction while denying the allegations in the complaint or order for proceedings” (17 C.F.R. §202.5(e)). In compliance with this policy, MBIA agrees: (i) not to take any action or to make or permit to be made any public statement denying, directly or indirectly, any finding in the Order or creating the impression that the Order is without factual basis; and (ii) that upon the filing of this Offer of Settlement, MBIA hereby withdraws any papers previously filed in this proceeding to the extent that they deny, directly or indirectly, any finding in the Order. If MBIA breaches this agreement, the Division of Enforcement may petition the Commission to vacate the Order and restore this proceeding to its active docket. Nothing in this provision affects MBIA’s: (i) testimonial obligations; or (ii) right to take legal or factual positions in litigation or other legal proceedings in which the Commission is not a party.

VII.

Consistent with the provisions of 17 C.F.R. § 202.5(f), MBIA waives any claim of Double Jeopardy based upon the settlement of this proceeding, including the imposition of any remedy or civil penalty herein.

VIII.

MBIA hereby waives any rights under the Equal Access to Justice Act, the Small Business Regulatory Enforcement Fairness Act of 1996, or any other provision of law to seek from the United States, or any agency, or any official of the United States acting in his or her official capacity, directly or indirectly, reimbursement of attorney’s fees or other fees, expenses, or costs expended by MBIA to defend against this action. For these purposes, MBIA agrees that it is not the prevailing party in this action since the parties have reached a good faith settlement.

IX

MBIA states that it has read and understands the foregoing Offer, that this Offer is made voluntarily, and that no promises, offers, threats, or inducements of any kind or nature whatsoever have been made by the Commission or any member, officer, employee, agent, or representative of the Commission in consideration of this Offer or otherwise to induce it to submit to this Offer.

15th Day of December, 2006	/s/ Ram D. Wertheim
MBIA Inc.

STATE OF NEW YORK	}
	}	SS:
COUNTY OF WESTCHESTER	}

The foregoing instrument was acknowledged before me this 15 day of December, 2006, by Ram D. Wertheim, who ✓ is personally known to me or              who has produced a New York driver’s license as identification and who did take an oath.

/s/ Amy Gonch
Notary Public
State of New York